CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

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Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

          1. On January 30, 2002, the issuance by the Company of $45,000,000 aggregate principal amount of its Series E 6.00% Senior Notes due January 30, 2012 (the "Series E Notes"), pursuant to the Fifth Supplemental Indenture dated as of January 30, 2002, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

          2. Filed herewith are the following exhibits:

         Exhibit A -- Prospectus supplement with respect to the
                      Series E Notes, dated January 18, 2002. (Filed electronically January 24, 2002, in File Nos. 333-59942, 333-59942-01 and 333-59942-02.)

         Exhibit B -- Underwriting Agreement with respect to the
                      Series E Notes dated January 18, 2002. (Designated in Form 8-K dated January 18, 2002 as Exhibit 1.)

         Exhibit C -- Fifth Supplemental Indenture dated as of
                      January 30, 2002 to the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan
                      Bank), as Trustee. (Designated in Form 8-K dated January 18, 2002, as Exhibit 4.2.)

         Exhibit D -- Opinion of Beggs & Lane, a Registered Limited
                      Liability Partnership, dated February 5, 2002.



Dated: February 5, 2002                              GULF POWER COMPANY



                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary